[GRAPHIC  OMITTED:  Two brown paper  grocery bags sit side by side. On the left, the "Cohoes/Hudson" bag is stuffed to overflowing with ten- and twenty-dollar bills; on the right, the crumpled "TrustCo" bag has a hole in one corner, with pennies leaking out.]

To our valued shareholders :

TrustCo is trying to scuttle our merger and convince you to sell to them. They would pay for your stock in Cohoes and Hudson River with shares of their overvalued stock. TrustCo(1)s stock price has declined 15% since December 31, 1998, and we believe it is still overvalued.

                  It's important for your financial well being
               that you understand the RISKS in TrustCo(1)s plan!

                      LET'S DO SOME "COMPARISON" SHOPPING!

                Cohoes-Hudson Bancorp's             TrustCo's Pro Forma
                Pro Forma Book Value per Share      Book Value per Share
--------------------------------------------------------------------------------
Book Value               $11.56                             $6.13
--------------------------------------------------------------------------------

The difference in value is overwhelming! Your strategy may be to sell your TrustCo shares right after you get them!

                          YOU...AND HOW MANY OTHERS???

We believe other shareholders like you may have the same strategy. However, to pay you TrustCo will have to issue over 25 million shares of their stock, added to the over 50 million shares already outstanding. On average, less than 45,000 shares of TrustCo trade per day and IF other shareholders also plan to sell...

                     ...WHAT WILL YOU GET FOR YOUR SHARES???

The selling pressure of so MANY shareholders selling at once, we think, will SIGNIFICANTLY reduce the value of TrustCo shares. Also keep in mind that TrustCo's pro forma earnings per share will decrease by 14% according to its prospectus.

Don't make the mistake of voting against our merger. We are confident that our combined banks will be worth far more together than TrustCo's offer and more than either of us is worth independently. We urge you to vote for our merger on our WHITE proxy card.

We urge everyone to become as informed as possible about the FACTS. Please call us if you would like more information.

 Yours truly,

   /s/ Harry L. Robinson                    /s/ Carl A. Florio
 -------------------------------------    ----------------------------------
 Harry L. Robinson, President & CEO       Carl A. Florio, President & CEO
 (518) 233-6565                           (518) 828-4600

 [LOGO OF COHOES BANCORP, INC.]           [LOGO OF HUDSON RIVER BANCORP, INC.]

         This letter may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risk and uncertainty. It should be noted that a variety of factors could cause the combined company(1)s actual results and experience to differ materially from the anticipated results or expectations expressed in the forward-looking statements.

         The  risks  and   uncertainties   that  may  affect   the   operations,
performance, development, growth projections and results of the combined company(1)s business include, but are not limited to, the growth of the economy, interest rate movements, timely development by the combined company of technology enhancements for its products and operating systems, the impact of competitive products, services and pricing, customer based requirements, Congressional legislation, acquisition cost savings and revenue enhancements and similar matters. Readers are cautioned not to place undue reliance on forward-looking statements which are subject to influence by the named risk factors and unanticipated future events. Actual results, accordingly, may differ materially from management expectations.

         We do not undertake, and specifically disclaim, any obligation to publicly release the results of any revisions which may be made to any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such statements.

         Hudson River has filed a Registration Statement on Form S-4 concerning the merger with the United States Securities and Exchange Commission which includes the joint merger proxy statement/prospectus already sent to you. In addition, Hudson River and Cohoes each intend to file a Solicitation/Recommendation statement with the United States Securities and Exchange Commission in response to the Tender Offer Statement to be filed by TrustCo Bank Corp NY or, in the case of Cohoes, Ambanc Holding Co., Inc. WE URGE INVESTORS TO READ THESE DOCUMENTS BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors are currently able to obtain the Form S-4 Registration Statement and will be able to obtain the Solicitation/Recommendation Statement of each company when filed, free of charge at the SEC(1)s website, www.sec.gov. In addition, documents filed with the SEC by Cohoes are available free of charge from the Secretary of Cohoes at 75 Remsen Street, Cohoes, New York 12047, telephone (518) 233-6500. Documents filed with the SEC by Hudson River are available free of charge from the Secretary of Hudson River at One Hudson City Centre, Hudson, New York 12534, telephone (518) 828-4600.

         Cohoes and Hudson River and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies to approve the Merger. INFORMATION ABOUT THE PARTICIPANTS MAY BE OBTAINED THROUGH THE SEC(1)S WEBSITE FROM THE S-4 REGISTRATION STATEMENT FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION ON JUNE 26, 2000, as amended.

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                    VOTE | FOR | THE COHOES/HUDSON RIVER MERGER!
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